Exhibit 99.1

Mr. Wang Zhengyu	February 23, 2017

Tantech Holdings Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000

People’s Republic of China

Dear Fellow Shareholders:

I am writing today to share the exciting progress at Tantech Holdings Limited (NASDAQ: TANH) and our plans for the upcoming year.

Tantech is successfully executing on its mission of contributing to a greener world through the development of cleaner energy sources. Our technology truly reaches across the spectrum by being able to do almost anything from replacing coal charcoals, which are used in heaters and cookstoves, with a cleaner energy approach that would consist of bamboo charcoal that is more sustainable to produce and burns significantly cleaner than traditional coal.

In addition, we also produce carbon related products with absorption function for the usage of indoor and automobile interior. All of these can reduce indoor air pollution.

As you may recall, Tantech made its debut on the Nasdaq under the symbol “TANH” in March 2015. At that time, over 80% of our sales were generated by a price insensitive and highly competitive global consumer base. However, due to management’s efforts to improve the merchandise mix, consumer sales accounted for less than 74% of our total revenues in the ensuing years Now we are preparing to reap the benefits of our work over the next several years.

Our key achievements include:

▪	Growth and Diversification: On January 27, 2016, we entered into a framework agreement to acquire Suzhou E Motors Co., Ltd., a specialty electric vehicles and power batteries manufacturer. This potential acquisition is the first of many attractive eco-friendly assets that we will be acquiring. We are currently looking into the purchase of a number of eco-friendly brands that are well established in 2nd and 3rd tier cities within China, where pollution is more severe and where more opportunities lie.
▪	Investing in Innovation: Continuous technological advantages and ongoing innovation is at the core of Tantech’s business strategy. To this end, we have doubled our R&D spending from $700,000 in 2014 to $1.5m in 2016. In 2017, we plan to further increase R&D spending as economies of scale are expected to free up additional investment funds. In addition to the continuing R&D efforts in our consumer Charcoal Doctor products. Tantech will gradually move our R&D focus to capacitors and batteries as well as special vehicle for sanitary use. Recently we received government funding in lieu of the green manufacturing technology of barbecue charcoal.
▪	Streamline distribution channels: Previous distribution strategy involved negotiating directly with supermarkets which resulted in lower gross margins – to improve our bargaining powers in the market, we have decided to restructure our distribution network in an effort to cut both overall time and costs relating to the sales cycle, thereby positively impacting our gross margins.

Company Sees Growth in 2017

Our goal for 2017 is to grow our client base and capture additional market share. Our business development efforts are focused on the following three primary areas: Barbecue charcoal, bamboo charcoal products, new energy vehicles.

Over the next few years, the Company expects to grow revenues on an annual basis. While as we gain economies of scale, our expenses will grow more modestly going forward. Operating profits are expected to grow substantially faster as the company expands its profitability.

Addressing Share Price Volatility

As an emerging growth enterprise, Tantech’s share price is often affected by macroeconomic forces that have little to no impact on our fundamental business. For example, the shares of many companies doing business in China have come under pressure as economic growth slows from the low-double digit range earlier in this decade to a range of 6-7%. Industrial and infrastructure companies, in particular, have been hard hit by these changes; however, Tantech’s industrial business revenues grew 27% from 2014 to 2015 and revenue slowed in 2016. A more recent development is investor concern over the intermediate term prospects for clean and alternative energy companies as low oil prices make alternative fuel sources less economically attractive and as the Trump administration seeks to cut support and regulation supporting the development of clean alternative energy in the US.

Telling the Story to the Investor Community

Finally, a few words about our investor outreach efforts. As noted, the past two years have been about establishing and positioning the business for sustainable growth. We understand the importance of building and maintaining trust with the investment community and purposefully waited until the pieces were in place to bring our story to the markets. We believe we have reached that juncture in the next stage of our business plan and, accordingly, will be significantly increasing our shareholder communications efforts this year to ensure our progress and key achievements are effectively communicated to both existing as well as new potential investors. I personally believe the latest series of developments will make our growth prospects more clear and should make the investing public stand up and take notice of Tantech Holdings and its investment merits.

Kind Regards,

Wang Zhengyu
Chairman and Chief Executive Officer”

About Tantech Holdings Limited

Established in 2001 and headquartered in Lishui City, Zhejiang Province, China, Tantech Holdings Ltd. (“Tantech” or the “Company”), together with its subsidiaries, develops and manufactures bamboo-based charcoal products, including a variety of branded consumer products and electric double-layer capacitor (“EDLC”) carbon products for industrial energy applications. The Company is in the process of acquiring 100% interest in Suzhou E Motors Co., Ltd., a specialty electric vehicles and power batteries manufacturer based in Zhangjiazhang City, Jiangsu Province, and aims to transform itself from a bamboo-based charcoal products producer to a vertically integrated company along the new material – power battery – specialty new energy vehicle value chain. For more information about Tantech, please visit: http://www.tantech.cn/en/index.asp.

Cautionary Note Regarding Forward-Looking Statements

This news release and the statements of representatives of Tantech Holdings Limited. (the “Company”) related thereto contains or may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as “plan,” “project,” “seek,” "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be made in this news release. Factors that may affect the Company's results include, but are not limited to, regulatory approvals, product demand, market acceptance, impact of competitive products and prices, product development, commercialization or technological difficulties, the success or failure of negotiations and trade, legal, social and economic risks, the risks associated with the adequacy of existing cash resources. Additional factors that could cause or contribute to differences between the Company's actual results and forward-looking statements include, but are not limited to, those discussed in the Company's filings with the U.S. Securities and Exchange Commission. Readers are cautioned that actual results (including, without limitation, the timing for regulatory approvals for, and the commercial launch of, Tantech) may differ significantly from those set forth in the forward-looking statements. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

For more information, please contact:
Tantech Holdings Ltd.
Ms. Ye Ren
IR Manager
+86-578-261-2869
ir@tantech.cn